SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

FALCONSTOR SOFTWARE, INC.

(Name of Issuer)

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

306137100

(CUSIP Number)

Martin M. Hale, Jr.

17 State Street, Suite 3230

New York, NY 10004

(212) 751-8800

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

August 5, 2014

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSON Martin M. Hale, Jr.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 20,000
	8	SHARED VOTING POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 20,000
	10	SHARED DISPOSITIVE POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 615,377 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.36%*
14	TYPE OF REPORTING PERSON IN

*Based on 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Quarterly Report on Form 10-Q of Falconstor Software, Inc. (the “Issuer”) for the quarterly period ended June 30, 2015.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Fund Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.32%*
14	TYPE OF REPORTING PERSON OO

*Based on 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q of Falconstor Software, Inc. for the quarterly period ended June 30, 2015.  Pursuant to the Certificate of Designations for the Series A Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Management, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.32%*
14	TYPE OF REPORTING PERSON PN

*Based on 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q of Falconstor Software, Inc. for the quarterly period ended June 30, 2015.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON Hale Capital Partners, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC, AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock 595,377 Shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 16.32%*
14	TYPE OF REPORTING PERSON PN

*Based on 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q of Falconstor Software, Inc. for the quarterly period ended June 30, 2015.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

1	NAME OF REPORTING PERSON HCP-FVA, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 7,317,073 Shares of Common Stock issuable upon conversion of Series A Convertible Preferred Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐ (See Item 5)
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 15.09%*
14	TYPE OF REPORTING PERSON OO

*Based on 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q of Falconstor Software, Inc. for the quarterly period ended June 30, 2015.  Pursuant to the Certificate of Designations for the Series A  Convertible Preferred Stock of the Issuer, the holders of Series A Convertible Preferred Stock are entitled to vote, together with the Common Stock, on all matters as to which the holders of Common Stock are entitled to vote.  Each share of Series A Convertible Preferred Stock is entitled to a number of votes per share equal to the number of shares of Common Stock issuable upon conversion of a share of Series A Convertible Preferred Stock, based on an assumed conversion price of $1.23 (subject to adjustment for stock splits, stock dividends, stock combinations and similar events, as applicable, with respect to the Common Stock).

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the statement on Schedule 13D filed with the Securities and Exchange Commission on September 26, 2013 (the “Original Schedule 13D” and together with this Amendment No. 1, the “Schedule 13D”) with respect to the common stock, par value $0.001 per share (the “Common Stock”), of FalconStor Software, Inc., a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2 Huntington Quadrangle, Melville, NY 11747. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This Amendment No. 1 amends and supplements Items 2, 3, 5 and 6 as set forth below.

Item 2.	IDENTITY AND BACKGROUND

The first sentence of the second paragraph of Item 2 of the Schedule 13D is hereby amended and restated in its entirety as follows:

The address and principal office of each of the Reporting Persons and HFP is 17 State Street, Suite 3230, New York, NY 10004.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is supplemented by the addition of the following:

The shares of Common Stock reported in this Amendment No. 1 to the Schedule 13D were acquired by HCP with its working capital. The total amount of funds required to acquire the Common Stock described in Item 5(c) of this Amendment No. 1 to the Schedule 13D was approximately $896,778.52. Each of the Reporting Persons and HFP disclaims beneficial ownership of the securities reported herein, except to the extent of their pecuniary interest.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Paragraphs (a) – (c) of Item 5 of Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	See rows (11) and (13) of the cover pages to this Amendment No. 1 for the aggregate number of shares of Common Stock and percentage of Common Stock beneficially owned by each of the Reporting Persons. Percentages of the Common Stock outstanding reported in this Amendment No. 1 are calculated based upon an aggregate of 41,170,192 shares of Common Stock outstanding as of July 29, 2015 as disclosed in the Issuer’s Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2015, filed by the Issuer on July 30, 2015.

(b)	See rows (7) through (10) of the cover pages to this Amendment No. 1 for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	The tables below set forth all transactions effected by the Reporting Persons in the shares of Common Stock during the past sixty (60) days. All of the shares of Common Stock set forth below were purchased by HCP and such purchases were effected, as indicated, in broker transactions.

Date:	Amount of Shares:	Approximate Price Per Share ($) (net of commissions):

August 3, 2015	41,433	$1.4025
August 4, 2015	181,758	$1.4974
August 5, 2015	372,186	$1.5221

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 is hereby supplemented as follows:

Pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended, the Reporting Persons have previously entered into an agreement with respect to the joint filing of the Schedule 13D and any amendment or amendments thereto (including this Amendment No. 1 to the Schedule 13D), which joint filing agreement is incorporated by reference herein.   Except for (i) the joint filing agreement, (ii) such agreements and instruments previously described or referred to in the Schedule 13D and (iii) any restricted stock award agreements entered into between the Issuer and MH in connection with any restricted stock awarded to MH in connection with his service as a director of the Issuer, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and any person with respect to any securities of the Issuer.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: August 11, 2015

/s/ Martin M. Hale, Jr.

HALE CAPITAL MANAGEMENT, LP

	By:	Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE CAPITAL PARTNERS, LP, for itself and as the sole member of HCP-FVA, LLC

	By:	Hale Fund Management, LLC, its General Partner

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer

HALE FUND MANAGEMENT, LLC

	By:	/s/ Martin M. Hale, Jr.
Name: Martin M. Hale, Jr.
Title: Chief Executive Officer